UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CKX, INC.
(Name of the Issuer)

ROBERT F.X. SILLERMAN
SILLERMAN CAPITAL HOLDINGS, L.P.
LAURA SILLERMAN
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP Number of Class of Securities)

Robert F.X. Sillerman	Thomas E. Molner
150 Fifth Avenue	Kramer Levin Naftalis & Frankel LLP
New York, New York 10011	1177 Avenue of the Americas
Telephone: (212) 231-0091	New York, New York 10036
Telephone: (212) 715-9429
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)
The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T
Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P.
Date Filed:	May 17, 2011

TABLE OF CONTENTS

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Transaction
Item 9. Reports, Opinions, Appraisals and Negotiations
Item 10. Source and Amounts of Funds or Other Consideration
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 13. Financial Information
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Item 15. Additional Information
Item 16. Exhibits

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is filed by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman. This Schedule 13E-3 relates to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares,” each a “Common Share”), of the CKx, Inc., a Delaware corporation and the issuer of the Common Shares that are subject to the transaction (“CKx” or the “Company”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes.  The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. with the SEC on May 17, 2011 (the “Schedule TO”).

The information set forth in the Offer to Purchase is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3.

Item 1.      Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.      Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

CKx, Inc.
650 Madison Avenue
New York, New York 10022
212-838-3100

(b) Securities. The title of the class of equity securities to which this Schedule 13E-3 relates is the Common Shares. As of the close of business on May 13, 2011, there were 200,000,000 Common Shares authorized, of which 92,613,473 were outstanding (including restricted shares).

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”) is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under the following captions is incorporated here in by reference:

THE TENDER OFFER—Section 6 (“Price Range of Common Shares; Dividends on Common Shares”); and
THE TENDER OFFER—Section 13 (“Dividends and Distributions”).

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.      Identity and Background of Filing Person.

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons—Certain Information Concerning the Sillerman Stockholders”) is incorporated herein by reference.

Item 4.                      Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Different Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 2 (“The Support Agreements”);
SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);
SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”); and
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”).

(d) Appraisal Rights. The information set forth under the caption SPECIAL FACTORS—Section 18 (“Appraisal Rights”) and Annex A attached to the Offer to Purchase is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.      Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger—Cancellation of Vested Options Held by Messrs. Sillerman and Fuller”); and
SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”).

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”); and
SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”).

(c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”); and
SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”).

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 2 (“The Support Agreements”);
SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger—Cancellation of Vested Options Held by Messrs. Sillerman and Fuller”); and
SPECIAL FACTORS—Section 14 (“Certain Relationships between the Sillerman Stockholders and CKx”).

Item 6.      Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 2 (“The Support Agreements”);
SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);
SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);
SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”); and
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”).

(c)(1)-(8) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);

SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);
SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”);
SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);
SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);
SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”);
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);
THE TENDER OFFER—Section 7 (“Effects on CKx if the Offer is Not Consummated”);
THE TENDER OFFER—Section 8 (“Possible Effects of the Offer on the Market for Common Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”); and
THE TENDER OFFER—Section 13 (“Dividends and Distributions”).

Item 7.      Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”) ;
SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);
SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);
SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”); and
SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”).

(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 1 (“Background of the Offer”); and
SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”).

(c) Reasons. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 2 (“The Support Agreements”);

SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);
SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”);
SPECIAL FACTORS—Section 7 (“Purposes and Reasons of the Sillerman Stockholders for the Transaction”);
SPECIAL FACTORS—Section 8 (“Purposes and Reasons of the Trust and Priscilla Presley for the Transaction”);
SPECIAL FACTORS—Section 9 (“Purposes and Reasons of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”); and
SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”).

(d) Effects. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 10 (“Certain Effects of the Offer and the Merger”);
SPECIAL FACTORS—Section 11 (“Purposes, Reasons and Plans for CKx after the Merger”);
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);
THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences of the Offer and the Merger”); and
THE TENDER OFFER—Section 8 (“Possible Effects of the Offer on the Market for Common Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”).

Item 8.      Fairness of the Transaction.

(a) Fairness. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”); and
SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”).

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);

SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”); and
SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”).

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”); and
THE TENDER OFFER—Section 12 (“Conditions to the Offer”).

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”); and
SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”).

(f) Other Offers. The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 1 (“Background of the Offer”) is incorporated herein by reference.

Item 9.      Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”); and
SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”).

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”) is incorporated herein by reference.

(c) Availability of Documents. The filing persons understand that the reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CKx during its regular business hours by any interested holder of CKx shares or representative of the interested holder who has been so designated in writing.

Item 10.                      Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and
THE TENDER OFFER—Section 15 (“Fees and Expenses”).

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and
THE TENDER OFFER—Section 15 (“Fees and Expenses”).

(c) Expenses. The information set forth in the Offer to Purchase under the captions THE TENDER OFFER—Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 1 (“Background of the Offer”);
SPECIAL FACTORS—Section 17 (“The Merger Agreement and Certain Other Agreements”);
THE TENDER OFFER—Section 11 (“Source and Amount of Funds”); and
THE TENDER OFFER—Section 15 (“Fees and Expenses”).

Item 11.      Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Section 2 (“The Support Agreements”);
SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger—Cancellation of Vested Options Held by Messrs. Sillerman and Fuller”);
SPECIAL FACTORS—Section 16 (“Security Ownership of Certain Beneficial Owners and Management”); and

THE TENDER OFFER—Section 10 (“Certain Information Concerning the Filing Persons—Certain Information Concerning the Sillerman Stockholders”).

(b) Securities Transactions. None.

Item 12.                      The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 2 (“The Support Agreements”); and
SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”).

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET;
SPECIAL FACTORS—Section 3 (“Position of CKx Regarding the Fairness of the Offer and the Merger”);
SPECIAL FACTORS—Section 4 (“Position of the Sillerman Stockholders Regarding the Fairness of the Offer and the Merger”);
SPECIAL FACTORS—Section 5 (“Position of the Trust and Priscilla Presley Regarding the Fairness of the Offer and the Merger”); and
SPECIAL FACTORS—Section 6 (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management Regarding the Fairness of the Offer and the Merger”).

Item 13.                      Financial Information.

(a) Financial Information.

(1)
The audited consolidated financial statements of CKx as of and for the fiscal years ended December 31, 2009 and December 31, 2010 are incorporated herein by reference to Item 8 to CKx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as amended.

(2)
The unaudited consolidated financial statements of CKx as of and for the quarter ended March 31, 2011 are incorporated herein by reference to Item 1 to CKx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

(3)	The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) is incorporated herein by reference.
(4)	The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER—Section 9 (“Certain Information Concerning CKx”) is incorporated herein by reference.

(b) Pro Forma Information. The pro forma financial statements of CKx are not material to the Offer.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is also incorporated herein by reference:

SUMMARY TERM SHEET; and
THE TENDER OFFER—Section 15 (“Fees and Expenses”).

(b) Employees and Corporate Assets. Not applicable.

Item 15.      Additional Information.

(b) The information set forth in the Offer to Purchase under the caption SPECIAL FACTORS—Section 12 (“Interests of CKx’s Directors and Executive Officers in the Offer and the Merger”) is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 16.                      Exhibits.

Exhibit No.	Description

(a)(1)
Offer to Purchase, dated May 17, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).*

(a)(5)(A)
Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al. (incorporated by reference to Exhibit (a)(5)(D) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(a)(5)(B)
Second amended complaint filed May 19, 2011 in the Court of Chancery of the State of Delaware, captioned Nierenberg v. CKx, Inc., et al. (Civil Action No. 5545-CC) (incorporated by reference to Exhibit (a)(5)(E) of Amendment No. 1, filed by CKx, Inc. on May 23, 2011 to the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).

(a)(5)(C)
First amended complaint filed May 19, 2011 in the Supreme Court of the State of New York County of New York, captioned Leone v. Edwin M. Banks, et al. (Index No. 650538/2010) (incorporated by reference to Exhibit (a)(5)(F) of Amendment No. 1, filed by CKx, Inc. on May 23, 2011, to the Schedule 14D-9 filed by CKx, Inc. on May18, 2011).

(b)
Amended and Restated Debt Commitment Letter by and among Goldman Sachs Bank USA, Colonel Holdings, Inc. and Colonel Merger Sub, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (b) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(c)(1)	Opinion of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Annex B attached to the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).
(c)(2)	Presentation of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Exhibit (a)(2)(F) of the Schedule 14D-9 filed by CKx, Inc. on May 18, 2011).†
(d)(1)
Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(d)(2)
Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., and Laura Sillerman (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(f)
General Corporation Law of the State of Delaware Section 262 (incorporated by reference to Exhibit (f) to the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).

(g)	None.
___________
*
Indicates a document prepared by Offeror. Except to the extent the information refers or relates to the filing persons, the filing persons take no responsibility for the accuracy or completeness of any information contained therein or incorporated by reference from such documents into this Schedule 13E-3 or for any failure by Offeror to disclose any facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

/s/ Laura Sillerman
Laura Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

By:  Sillerman Capital Holdings, Inc., its General Partner

By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title:   President